                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             October                       , 2000
                ------------------------------------------
                         Frontline Ltd.
-----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
-----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  ____X______   Form 40-F ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  __________          No _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated October 16, 2000.

                            Exhibit 1

FRO - ACQUISITION

Frontline has completed the acquisition of the Golden Ocean Group. In connection with the final settlement with the unsecured creditors Frontline has issued a total of 1,245,998 new Frontline shares at a issue price of USD 15.65 per share (NOK 143.45). The issue price was set as the average share price during the ten days prior to effective date. The total number of outstanding shares in Frontline will after this be 79,785,565.

Based on the acceptance forms from the unsecured creditors in the bankruptcy the total number of shares issued would have been approximately 2.1 million. The Board has, however, used its right to limit the number of shares to the contractual minimum, and pay the excess amount in cash. Totally USD 18.7 million will be paid to external unsecured creditors. The decision to limit the stock alternative to a minimum is taken after a careful consideration of the issue price, Frontline's limited, existing forward capital expenditures and the Company's strong cashflow. The Board has, based on these three factors, sought to limit the dilution in future earnings and value development per share for the existing shareholders.

Chairman John Fredriksen says in a comment to the transaction. " We are very pleased with the fact that we today can include Golden Ocean as a subsidiary of the Frontline Group. When Golden Ocean filed their bankruptcy in January and Frontline started to acquire the unsecured debt the VLCC T/C spot rates were between USD 10 - 15,000 per day. Since then we have been through a strong recovery in the market. We feel that the addition of 13 modern VLCCs to the Frontline fleet positions our Group well for the future, and creates a well timed upside for Frontline's equity holders."

16 October 2000
Hamilton Bermuda



Contact persons:

Frontline:         Tor Olav Troim      +47-90688267

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                       -----------------------
                                       (Registrant)




Date     October 17, 2000         By  /s/ Kate Blankenship
         -----------------           --------------------
                                       Kate Blankenship
                                       Company Secretary


































                                4
02089009.AC1